EXHIBIT 23.2





               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Patriot Scientific Corporation
San Diego, California



We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated August 9, 2001, except for Note 1, dated as of August 15, 2001, relating to the consolidated balance sheet as of May 31, 2001 and the consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years ended May 31, 2001 and 2000 and the financial statement schedule of Patriot Scientific Corporation, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the reference to us under the captions "Selected Financial Data" and "Experts" in the Prospectus.



/s/  BDO Seidman, LLP


Los Angeles, California
June 10, 2003